CONSENT OF INDEPENDENT AUDITORS

We hereby consent to the inclusion in this amendment No. 1 to the Annual Report on Form 40-F for the year ended December 31, 2013 of B2Gold Corp. (the “Company”) of our report dated March 13, 2014 relating to the consolidated financial statements of the Company, which appears in this Annual Report.

We also consent to the incorporation by reference in the registration statement on Form S-8 (No. 333-192555) of the Company of our report dated March 13, 2014 referred to above. We also consent to reference to us under the heading “Interests of Experts,” which appears in the Annual Information Form included in the Exhibit incorporated by reference in this Annual Report on Form 40-F, which is incorporated by reference in such Registration Statement.

/s/ PricewaterhouseCoopers LLP
Chartered Accountants

Vancouver, British Columbia
July 25, 2014